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                              December 1, 2020

       Adam Brajer
       In House Counsel
       CF Acquisition Corp. VI
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VI
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
4, 2020
                                                            CIK No. 0001830081

       Dear Mr. Brajer:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Initial Business Combination, page 6

   1. You state in the second paragraph, "We are not prohibited from pursuing an initial business combination
with a business that is affiliated with Cantor or its affiliates or our sponsor, officers or
directors, including an Affiliated Joint Acquisition," which term is described on page 7 to
include a co-investment with, or a "specified future issuance" of securities to, entities
affiliated with Cantor. Tell us with a view toward disclosure here and throughout the
prospectus, whether it is possible that you would consider an Affiliated
                                                        Joint Acquisition with
one or more Prior Cantor SPACS, CF Finance Acquisition III, or any other SPACs
affiliated with you or Cantor. We may have additional comments in this regard. Please also
clarify what impact, if any, a co-investment by a Cantor affiliate in your initial business
combination would have on the conversion of the Class B shares. We understand that if the
company makes a "specified future issuance" of securities to a
 Adam Brajer
CF Acquisition Corp. VI
December 1, 2020
Page 2
         Cantor affiliate, the number of shares into which the Class B shares convert would increase in order to maintain an interest equal to 20% of the public shares plus the securities issued in the specified future issuance. Finally, revise disclosures throughout your prospectus regarding potential conflicts of interest with respect to Cantor SPAC I and
         Cantor SPAC II to describe potential conflicts with respect to CF Finance Acquisition III and any other Cantor-affiliated SPACs.
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAdam Brajer                                 Sincerely,
Comapany NameCF Acquisition Corp. VI
                                                              Division of
Corporation Finance
December 1, 2020 Page 2                                       Office of Real
Estate & Construction
FirstName LastName